Exhibit 99.1

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-212-867-1768
flazar@lazarpartners.com/
dcarey@lazarpartners.com

Inaugural International Colon Capsule Expert Meeting Developing
Guidelines that Underscore Value of Colon Capsule Endoscopy

-- Conference Endorsed by the European Society of Gastrointestinal Endoscopy and
Sponsored by Given Imaging --

YOQNEAM, Israel, March 3, 2011– Given Imaging (NASDAQ: GIVN), a world leader in specialty GI products and pioneer of capsule endoscopy, today announced highlights from the inaugural International Colon Capsule Expert Meeting, which took place in Tarquinia, Italy, on February 17th and 18th, 2011. Twenty-eight leading gastroenterologists from Europe, Australia and Asia gathered to discuss the role of colon capsule endoscopy in clinical practice and to develop consensus guidelines around patient selection, procedure preparation, physician techniques and appropriate diagnostic work-up. The inaugural conference was endorsed by the European Society of Gastrointestinal Endoscopy (ESGE), sponsored by Given Imaging and co-chaired by Prof. Guido Costamagna, Rome, Prof. Jean Paul Galmiche, Nantes, and Prof. Horst Neuhaus, Düsseldorf, president of the ESGE Governing Board.

“While physicians have examined the performance of colon capsule endoscopy in several large studies, how and when it is used in routine clinical practice is a topic that has not been broadly discussed,” said Prof. Guido Costamagna, MD, FACG, Director of Digestive Endoscopy Unit, Università Cattolica del Sacro Cuore (Catholic University), Policlinico "Agostino Gemelli", Rome, Italy, past president of the ESGE Governing Board, co-chair of the expert meeting.  “We believe that the conclusions of this meeting will help to provide physicians with important practice guidelines around a standardized technique for the use of colon capsule endoscopy.”

The aim of the event was to evaluate the state of the art on colon capsule endoscopy and to propose consensus guidelines on the most relevant issues for submission to a peer-reviewed journal. These guidelines would be the first published on colon capsule endoscopy using the new generation of the PillCam® COLON system and would address four key areas of colon capsule endoscopy use: indications and contraindications; preparation regimen; technical performance; and work-up after colon capsule endoscopy.

Specific recommendations developed by the experts in attendance are focused on managing patients who have incomplete colonoscopy, inflammatory bowel disease (Crohn’s disease or ulcerative colitis) and irritable bowel syndrome. Several guidelines focus on clinical practice, addressing who can or should be involved in patient preparation, and reading capsule videos, as well as the importance of training and how to follow-up on positive findings.

Within the next few months, ESGE members of the guideline scientific board will review the proposed guidelines for final approval and submission to Endoscopy, the ESGE-dedicated journal.

About International Colon Capsule Expert Meeting
The inaugural International Colon Capsule Expert Meeting assembled a panel of gastrointestinal experts from around the world to discuss and develop guidelines for colon capsule endoscopy in accordance with the methodology established by the European Society of Gastrointestinal Endoscopy. The event was held in Tarquinia, Italy on February 17 and 18, 2011, was announced and endorsed by the ESGE (www.ESGE.com) and sponsored by Given Imaging.

About ESGE
The European Society of Gastrointestinal Endoscopy (ESGE) represents national societies of endoscopy in Europe, the Mediterranean and North Africa. One society from any of these countries is eligible for membership, and one representative from each national member society may vote in the General Assembly which meets annually at the time of the United European Gastroenterology Week (UEGW). Currently the ESGE is comprised of 44 gastrointestinal societies (ESGE National Member Societies). As of January 1, 2007 the ESGE is also open to individual members.

About Given Imaging Ltd.
Since 2001, Given Imaging has advanced gastrointestinal visualization by developing innovative, patient-friendly tools based on its PillCam® Platform. PillCam® capsule endoscopy uses cutting-edge, wireless technology and advanced software to provide physicians with natural images of the small intestine via PillCam® SB, the esophagus through PillCam® ESO and the colon with PillCam® COLON [PillCam® COLON is not cleared for use in the USA]. The PillCam® capsules are miniature video cameras that patients ingest. Given Imaging's other capsule products include Agile™ patency capsule, to verify intestinal patency, and Bravo®, the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD). In April, 2010, Given Imaging acquired Sierra Scientific Instruments, the leading provider of specialty GI diagnostic solutions and pioneer of high-resolution manometry for assessing gastrointestinal motility. Sierra Scientific is now a wholly-owned subsidiary of Given Imaging. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia and Singapore. For more information, please visit www.givenimaging.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "will," "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) the availability of reimbursement or other forms of funding for our products from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, and (18) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2009. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.